SCHEDULE 13G

Amendment No. 3
Abbey Healthcare Group Incorporated
common stock
Cusip # 002786101
Filing Fee: No


Cusip # 002786101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	57,900
Item 6:	None
Item 7:	1,106,713
Item 8:	None
Item 9:	1,106,713
Item 11:	10.44%
Item 12:	HC




Cusip # 002786101
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,106,713
Item 8:	None
Item 9:	1,106,713
Item 11:	10.44%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Abbey Healthcare Group Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		3560 Hyland Avenue
		Costa Mesa, CA  92626

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		002786101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,106,713

	(b)	Percent of Class:
	10.44%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	57,900

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	1,106,713

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to
direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Abbey Healthcare Group
Incorporated.  The interest of one person, Fidelity Convertible
Securities Fund, an investment company registered under the
Investment Company Act of 1940, in the common stock of Abbey
Healthcare Group Incorporated, amounted to 675,180 shares or
6.37% of the total outstanding common stock at August 31, 1994.
		The number of shares of common stock of Abbey Healthcare Group
Incorporated owned by 			the investment companies at August 31, 1994
included 2,558 shares of common stock 				resulting from the
assumed conversion of $50,000 principal amount of the 6.5% Convertible
	Subordinated Debentures (51.15089 shares of common stock for each $1,000
principal 				amount of the 6.5% Convertible Subordinated
Debentures).


Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the common stock of Abbey Healthcare Group Incorporated at August 31, 1994 is true, complete and correct.



	September 8, 1994
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,031,313 shares or 9.72% of the common stock outstanding of Abbey Healthcare Group Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Abbey Healthcare Group Incorporated owned by the investment companies at August 31, 1994 included 2,558 shares of common stock resulting from the assumed conversion of $50,000 principal amount of the 6.5% Convertible Subordinated Debentures (51.15089 shares of common stock for each $1,000 principal amount of the 6.5% Convertible Subordinated Debentures) and 675,180 shares of common stock resulting from the assumed conversion of $13,200,000. principal amount of the 6.5% EuroConvertible (51.15000 shares of common stock for each $1,000 principal amount of the 6.5% EuroConvertible).

	The ownership of one investment company, Fidelity Convertible Securities Fund, amounted to 675,180 shares or 6.37% of the common stock outstanding.
The number of shares of common stock of Abbey Healthcare Group Incorporated owned by the investment companies at August 31, 1994 included 2,558 shares of common stock resulting from the assumed conversion of $50,000 principal amount of the 6.5% Convertible Subordinated Debentures (51.15089 shares of common stock for each $1,000 principal amount of the 6.5% Convertible Subordinated Debentures). Fidelity Convertible Securities Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 1,031,313 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 75,400 shares or 0.71% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

	FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 75,400 shares and sole power to vote or to direct the voting of 57,900 shares, and no power to vote or to direct the voting of 17,500 Shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp.
voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on September 8, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Abbey Healthcare Group
Incorporated at August 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Convertible Securities Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary